02017223

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-6 OF THE SECURITIES EXCHANGE ACT OF 1934

TRANZ RAIL HOLDINGS LIMITED
(REGISTRANT'S NAME AS SPECIFIED IN ITS CHARTER)

LEVEL 1, CLEAR CENTRE,
CNR NORTHCOTE & TAHAROTO ROAD,
TAKAPUNA, AUCKLAND, NEW ZEALAND
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____ No ✓

TRANZ RAIL

MEDIA RELEASE
12 September 2002

Fourth Quarter and Full Year Result for the Period Ended 30 June 2002

Tranz Rail Holdings Limited today announced an operating profit in line with its 23 July 2002 forecast of NZ$23.9 million compared with NZ$45.2 million in the 2001 financial year. The operating profit is before gains realised on the sale of the Auckland Corridor and *Tranz Scenic* business, and costs associated with asset write-offs, changes in accounting treatments, and reorganisation.

The company announced a net loss of NZ$122.7 million for the 12 months to 30 June 2002 compared with a net profit of NZ$5.6 million for the same period last year.

The result included NZ$143.3 million arising from asset write-downs and changes in accounting treatments, an amount at the lower end of the range signalled to the market in July.

Managing director Michael Beard said the company is performing to budget since balance date and remains confident of achieving its targeted operating profit of NZ$55.8 million for the 2003 financial year.

"The 2002 financial year was always going to be the most heavily affected by our change programme with the benefits of restructuring not appearing until the 2003 financial year.

"We needed to make these changes, however, as the company's historical business model was not sustainable.

"We've started the current year well. We have achieved gains from new freight business in recent months, and improving levels of customer service and delivery reliability."

Total revenue for the year rose 6% to NZ$665.9 million. Contributing to the increase were gains of NZ$5.8 million on the sale of the *Tranz Scenic* long distance rail passenger business and NZ$58.3 million on the sale of the Auckland Rail Corridor, both of which took place in December 2001.

The sale of *Tranz Scenic* contributed to an overall 3% decline in passenger revenue.

Freight revenue was down 6%, although the company made some major volume gains, including carrying record milk volumes during the dairy season. As some export product volume was carried over a shorter distance, dairy's revenue contribution was actually lower than in 2001.

Contributing to the downturn in freight revenues was the rationalisation of low-margin engineered forestry traffic that was not providing a sufficient return.

Temporary disruptions associated with the implementation of the change programme caused service performance to slip in certain freight businesses, impacting the Company's revenue. However, these disruptions have largely been overcome and service continues to improve.

The introduction of point-to-point services running to a fixed timetable and with fixed available capacity is providing new and existing customers with the reliability they require. Tranz Rail's on-time performance is currently averaging 75% compared with less than 50% just a year ago while service failure rates continue to improve dramatically now that new systems and processes are bedded in with staff.

Operating costs of NZ$736.7 million were impacted by asset write-offs, a change in the accounting treatment of the *Aratere* lease, and costs associated with reorganisation. Excluding these non-recurring costs and the impact of the change in accounting treatment, operating costs for the year decreased NZ$5.3 million from 2001.

Staff numbers were reduced 29% during the year, from 4,143 to 2,934 reflecting in large part the outsourcing of key engineering functions.

The Company's operating performance for July and August 2002 are in line with the forecast presented to the market in July 2002. In July, the Company achieved strong revenues in the transport of bulk products and intermodal traffic. Costs of the derailment in July at Te Wera, near Stratford, had not been forecast and therefore kept the operating result in line with expectation. The preliminary operating result for August 2002 remains in line with forecast.

Monthly coal volumes reached a record high in April 2002. This achievement was repeated in August 2002, and improvements to the coal route service will enable the business to grow alongside the export levels of major customer Solid Energy.

Last month, the company secured additional interisland container traffic for a major international shipping company for its rail freight network, adding to July's success in securing additional container traffic between Christchurch and Timaru.

The gains reflect the company's focus on containerisation and improvements in the reliability and quality of services.

Mr Beard said the company was staying focused on both its medium and long-term growth strategy. Key elements of this strategy include:

- **Revenue growth** through selling improved service quality and reliability, introducing new services to the market and optimally pricing unutilised capacity
- **Competitive cost structure** through cost savings from improved service quality and a continued focus on cost control & accountability
- **Improve the returns of the mature interisland line business** through further detailed consideration of using Clifford Bay as an alternative to Picton, and of the fleet configuration
- **Focus on core profitable business** through completing the divestment of the rail passenger operation and obtaining maximum shareholder value from its associate company, Australia Transport Network Limited (ATN)

Detailed Commentary
Result for the Fourth Quarter Ended 30 June 2002

The company recorded a net loss for the quarter ended 30 June 2002 of NZ$146.9 million or NZ$(1.16) per ordinary share (diluted), compared to a net loss of NZ$0.8 million (1) cent per ordinary share (diluted) for the quarter ended 30 June 2001.

Total revenue for the quarter of NZ$147.0 million decreased NZ$4.6 million (3.0%) compared to the corresponding quarter in the 2001 financial year.

Freight revenue of NZ$110.0 million decreased NZ$3.4 million (3.0%) compared to the corresponding quarter in the prior year, particularly as a result of lower volumes in forestry and manufactured products.

Freight revenue for the quarter analysed by key product sectors:

	Quarter Ended 30 June 2002			
	2002 (NZ$ millions)	**2001** (NZ$ millions)	**Change** (NZ$ millions)	**Change** (%)
Agricultural and food products	41.5	41.8	(0.3)	(0.7)%
Forestry products	12.9	17.1	(4.2)	(24.6)%
Manufactured products	11.8	16.8	(5.0)	(29.8)%
Coal	9.7	7.0	2.7	38.6 %
Fertiliser, minerals & aggregates	2.6	4.2	(1.6)	(38.1)%
Other freight	31.5	26.5	5.0	18.9 %
TOTAL	**110.0**	**113.4**	**(3.4)**	**(3.0)%**

Agricultural and food products revenue was at similar levels to last year.

Forestry products revenue continued to be affected by the Company's strategy to exit low margin traffic where adequate returns were not being achieved and capital expenditure would otherwise have been required to replace the equipment. Revenue was also affected by volumes moved by road and coastal shipping as a result of changes in distribution patterns by some major customers.

Manufactured products revenues this quarter were impacted by lower volumes and revenue tonne kilometres across the mainly domestic sector. Iron and steel volumes reduced due to the temporary partial closure of a customer's plant, while metals continued to be impacted by the loss of traffic to coastal shipping.

Coal revenue benefited from increases in both export and domestic volumes in the quarter. Volume effects were partially offset by a reduction in average rates arising from a change in the freight mix between export and domestic, additional export volume achieving lower marginal rates than domestic volume.

Fertiliser, minerals and aggregates revenue decreased as a result of a change in the distribution pattern of a major customer. Additionally, volumes were affected following the temporary closure of a customer's plant.

Other freight revenue includes commercial vehicle movements on the interisland ferries, Tranz Link International revenue, freight haulage for freight forwarders, operations at Metroport and other miscellaneous freight activities. The NZ$5.0 million (18.9%) increase in other freight revenue reflects the impact of a number of key initiatives including the ongoing success of the Port of Tauranga's seven-days a week operation which has provided the Company with additional movements of international containers. Additionally, the Company's Intermodal Transformation Project (ITP) has achieved increased volumes as forwarders have supported the new services.

Passenger revenue decreased NZ$5.1 million (16.0%) to NZ$26.8 million, primarily attributable to the loss of long distance rail passenger revenues following the sale of the *Tranz Scenic* business in December 2001.

Miscellaneous *revenue of* NZ$10.2 *million increased* NZ$3.9 *million* (61.9%) *from* the comparative 2001 quarter. Contributors to the increase included revenue from the *Tranz Scenic* business for the provision of certain services, a net gain on the sale of surplus assets and scrap revenue from materials recovered following the outsourcing of Tranz Rail maintenance operations sites.

Operating costs before reorganisation costs and asset value adjustments were NZ$149.9 million, an increase of NZ$7.8 million (5.5%) compared to the corresponding quarter for the 2001 financial year. Total costs for the quarter amounted to NZ$268.0 million, an increase of NZ$121.1 million (82.4%) on the corresponding quarter in the 2001 financial year.

Operating costs are analysed as follows:

	Quarter Ended 30 June 2002			
	2002 (NZ$ millions)	**2001** (NZ$ millions)	**Change** (NZ$ millions)	**Change** (%)
Labour and related costs	43.6	50.8	7.2	14.2 %
Purchased services	30.0	10.4	(19.6)	(188.5)%
Lease and rental costs	17.4	16.2	(1.2)	(7.4)%
Contractor costs	16.6	15.0	(1.6)	(10.7)%
Depreciation and amortisation	12.5	12.9	0.4	3.1 %
Fuel and traction electricity	11.9	15.8	3.9	24.7 %
Materials and supplies	3.9	7.8	3.9	50.0 %
Casualties and insurance	3.5	1.3	(2.2)	(169.2)%
Other expenses	10.5	11.9	1.4	11.8 %
Operating costs	**149.9**	**142.1**	**(7.8)**	**(5.5)%**
Reorganisation costs	18.5	4.8	(13.7)	(285.4)%
Asset value adjustments	99.6	-	(99.6)	(100.0)%
TOTAL COSTS	**268.0**	**146.9**	**(121.1)**	**(82.4)%**

Labour and related costs decreased NZ$7.2 million (14.2%) reflecting a full quarter's impact of the reduced staff numbers arising from the change in the Company's cost structure to an outsourced service environment. Labour previously incurred by the Company is now incurred directly by external suppliers, the service charge for which is included in purchased services. Labour costs for the 2002 quarter included certain costs in connection with the transfer of engineering maintenance functions to the outsource service providers.

Purchased services increased by NZ$19.6 million (188.5%) reflecting a full quarter's impact of the cost of outsourcing contracts the Company entered into with external service providers in earlier quarters. Labour and materials costs previously incurred by the Company are now incurred directly by external suppliers, the service charge for which is included in purchased services.

Lease and rental costs increased NZ$1.2 million (7.4%) primarily due to the comparative quarter's cost being net of a reclassification of interisland fleet reconfiguration costs to reorganisation costs. The increase is partially offset by a NZ$1.4 million reduction in lease costs resulting from the change in accounting treatment of the *Aratere* lease from an operating lease to a finance lease

Contractor costs increased by NZ$1.6 million (10.7%) this quarter. The increase was attributable to increased freight volumes from the refrigerated distribution business, and an increased requirement for road bridging to and from the rail head following the implementation of ITP, due to the suspension of services at low volume customer sidings.

Depreciation and amortisation decreased NZ$0.4 million (3.1%) reflecting the various asset sales completed in earlier quarters, offset by a NZ$0.6 million net increase from the change in accounting treatment of the *Aratere* lease. The increase attributable to the *Aratere* lease, is net of the amortisation of the deferred gain previously netted against lease and rental costs in the comparative 2001 quarter.

Fuel and traction electricity costs decreased by NZ$3.9 million (24.7%) due to a reduction in the average fuel price together with volume reductions following the sale of the *Tranz Scenic* business, and lower freight volumes.

Materials and supplies decreased by NZ$3.9 million (50.0%), also reflecting a full quarter's impact of the change in the Company's cost structure to an outsourced service environment.

Casualties and insurance costs increased NZ$2.2 million (169.2%) from the comparative quarter last year, an increase which is primarily attributable to the comparative quarter including a release of provisions established for certain derailments and incidents totalling NZ$2.1 million, following decisions to not repair damaged equipment.

Other expenses decreased NZ$1.4 million (11.8%) from the comparative quarter last year. Contributors to the decrease included lower claims costs as the Company continues to make improvements in its service delivery following the reengineering of operational practices during 2002, and reduced domestic travel, communication and training costs as the relocation of certain operational functions to Auckland nears completion.

Reorganisation costs of NZ$18.5 million were incurred during the quarter in relation to the Company's change programme. Reorganisation costs incurred in the comparative period amounted to NZ$4.8 million and included certain one-off costs associated with the reconfiguration of *The Interisland Line* fleet.

Asset value adjustments of NZ$99.6 million were recorded in the quarter, comprising a write-down in the value of fixed assets (NZ$61.9 million), a write-down in the value of inventory (NZ$17.3 million), a write-down in the value of goodwill (NZ$11.6 million), and an accrual for the return payment under the rolling stock lease (NZ$8.8 million).

Operating loss after reorganisation costs and asset value adjustments for the quarter was NZ$121.0 million. Excluding the impact of reorganisation costs and asset value adjustments, the operating loss was NZ$2.9 million compared to an operating profit of NZ$9.5 million for the corresponding quarter in the 2001 financial year.

Net interest expense and deferred financing costs amortisation for the quarter was NZ$6.2 million, an increase of NZ$0.6 million (10.7%) from the prior year quarter. The net increase includes a NZ$2.3 million increase arising from the change in accounting treatment of the *Aratere* lease from an operating lease to a finance lease, offset by reduced interest costs following the retirement of debt from the proceeds of asset sales.

Tax expense for the quarter of NZ$6.2 million resulted from the recognition of a deferred tax liability following the forfeit of prior year tax losses due to a change of shareholder continuity as a result of major shareholding changes in the Company. Tax losses incurred in the current year were insufficient to fully compensate for the effect of forfeited tax losses.

Equity earnings from the Company's investment in Australian Transport Network Limited (ATN), and Tranz Scenic 2001 Limited represented a net loss of NZ$13.5 million for the quarter. The net loss included a share of associate companies' earnings of NZ$0.4 million, offset by a NZ$13.9 million write-down of the investment in ATN to market value. In the comparative quarter of the 2001 financial year, the Company's investment in ATN contributed NZ$0.1 million.

Result for the Year Ended 30 June 2002

The Company reported a net loss of NZ$122.7 million or (97) cents per ordinary share (diluted) for the year ended 30 June 2002 compared to a net profit of NZ$5.6 million or 4 cents per ordinary share (diluted) for the year ended 30 June 2001.

Total revenue for the 12 months was NZ$665.9 million, an increase of NZ$37.5 million (6.0%) compared to the prior year. The Company completed the sale of its *Tranz Scenic* business and the sale of the Auckland Corridor in December 2001, and the increase in net revenue includes the net profit on sale of these assets.

Freight revenue decreased NZ$28.9 million (6.2%) to NZ$434.6 million. The volume of freight tonnage reduced slightly (0.9%) whilst average rates were comparable to the prior year. The reduction is in part due to the inclusion of $7.5 million of non-recurring revenue associated with the expansion of the Metroport services with the Port of Tauranga in the prior year.

Freight revenue for the 12 months analysed by key product sector:

	12 Months to 30 June 2002			
	2002 (NZ$ millions)	**2001** (NZ$ millions)	**Change** (NZ$ millions)	**Change** (%)
Agricultural and food products	163.8	165.1	(1.3)	(0.8)%
Manufactured products	61.3	71.5	(10.2)	(14.3)%
Forestry products	54.0	73.0	(19.0)	(26.0)%
Coal	35.8	32.6	3.2	9.8 %
Fertiliser, minerals & aggregates	11.4	17.1	(5.7)	(33.3)%
Other freight	108.3	104.2	4.1	3.9 %
TOTAL	**434.6**	**463.5**	**(28.9)**	**(6.2)%**

Passenger revenue decreased NZ$4.5 million (3.1%) to NZ$139.4 million. Revenue from all of the ongoing passenger businesses increased compared to the previous financial year, but increases were offset by a reduction in long distance rail passenger revenues following the closure of non-profitable services followed by the sale of the *Tranz Scenic* business in December 2001.

Miscellaneous revenue of NZ$91.9 million increased NZ$70.9 million compared to the 2001 financial year, primarily due to the recognition of gains on asset sales. In December 2001, the Company finalised agreements to sell the Auckland Corridor and its long distance rail passenger business, *Tranz Scenic*, and recorded gains of NZ$58.3 million and NZ$5.8 million respectively.

Operating costs for the 12 months were NZ$736.7 million, an increase of NZ$132.2 million (21.9%) on the 2001 financial year. Operating costs for the year were impacted by asset write-downs and reorganisation costs as a result of the restructuring programme to rationalise the focus of the Company's core freight and interisland operations. Operating costs before reorganisation costs and asset value adjustments were NZ$575.0 million, a decrease of NZ$8.2 million (1.4%) compared to the 2001 financial year.

Operating costs are analysed as follows:

	12 Months to 30 June 2002			
	2002 (NZ$ millions)	**2001** (NZ$ millions)	**Change** (NZ$ millions)	**Change** (%)
Labour and related costs	190.7	206.5	15.8	7.7 %
Purchased services	67.7	45.6	(22.1)	(48.5)%
Lease and rental costs	65.4	60.3	(5.1)	(8.5)%
Contractor costs	63.2	62.4	(0.8)	(1.3)%
Fuel and traction electricity	58.6	68.7	10.1	14.7 %
Depreciation and amortisation	52.7	50.9	(1.8)	(3.5)%
Materials and supplies	25.6	31.1	5.5	17.7 %
Casualties and insurance	10.9	15.5	4.6	29.7 %
Other expenses	40.2	42.2	2.0	4.7 %
Operating costs	575.0	583.2	8.2	1.4 %
Reorganisation costs	45.1	21.3	(23.8)	(111.7)%
Asset value adjustments	116.6	-	(116.6)	(100.0)%
TOTAL COSTS	**736.7**	**604.5**	**(132.2)**	**(21.9)%**

Labour and related costs decreased by NZ$15.8 million (7.7%) in the 2002 year. The decrease reflects reduced staff numbers inherent in the significant change in the Company's cost structure to an outsourced service environment.

Total full time equivalent (FTE) staff numbers decreased from 4,143 at 30 June 2001 to 2,934 at 30 June 2002, a reduction of 1,209 (29.2%) FTEs.

Purchased services increased by NZ$22.1 million (48.5%) over the prior year. The increase reflects a change in the Company's cost structure during the year as certain engineering functions, previously performed in-house, have been outsourced to external service providers. Outsourcing agreements were entered into by the Company during the year for motive power and freight equipment maintenance services, infrastructure maintenance services and for an interisland line passenger reservation call centre.

Lease and rental costs increased by NZ$5.1 million (8.5%) over the 2001 financial year. The increase is primarily due to the full year cost, lease and port charges, of *The Lynx* fast ferry service, which operated year-round in 2002 compared to only a seven-month period in 2001. Other contributors to the increase included the full year effect of the move of the Company's head office to leased premises in Auckland, and an increase in rolling stock lease costs as the hedge against the USD denominated lease charge to the statement of financial performance, that had achieved exchange gains throughout 2001, effectively expired in May 2002.

This increase is net of a NZ$5.5 million cost decrease attributable to the change in accounting treatment of the *Aratere* lease with effect from 1 July 2001.

Contractor costs increased by NZ$0.8 million (1.3%) over 2001. In the 2002 financial year, the Distribution Services Group renegotiated the payment terms with its owner-drivers from a semi-fixed to a 100% variable rate structure to better align costs with seasonal fluctuations in freight volumes.

Fuel and traction electricity costs reduced by NZ$10.1 million ($14.7%) compared with the prior year, primarily reflecting a reduction in the average fuel price during the year. Fuel and traction electricity costs were high in the 2001 financial year after a sustained period of high diesel fuel and light oil fuel prices, together with a weak exchange rate further impacting these commodities priced in United States Dollars.

Depreciation and amortisation increased NZ$1.8 million (3.5%) compared to 2001 primarily due a NZ$2.6 million increase arising from the change in accounting treatment of the *Aratere* lease with effect from 1 July 2001. The NZ$2.6 million increase is net of the amortisation of the deferred gain relating to the *Aratere* lease, which was netted against lease and rental costs in the prior year. This increase is partly offset by the impact of a number of asset sales during the year.

Materials and supplies costs decreased by NZ$5.5 million (17.7%) reflecting a change in the Company's cost structure as certain engineering functions previously performed in-house, have been outsourced during the 2002 financial year. Additionally, there was a reduced level of activity in the period during which the Company prepared and transitioned its maintenance operations to the outsourced service environment.

Casualties and insurance costs decreased by NZ$4.6 million (29.7%) mainly due to the reduced derailments and incidents costs which were adversely impacted in the 2001 year by a number of incidents. The reduced cost of derailments in 2002 reflects the continued improvement in the Company's safety performance.

Other expenses decreased by NZ$2.0 million (4.7%). Claims costs were significantly lower than the prior year, as the Company continues to make improvements in its service delivery following the reengineering of operational practices during 2002.

Domestic travel, communication and training costs reduced compared to 2001, as the relocation of certain operational functions to Auckland nears completion.

Asset value adjustments The Company recorded asset value adjustments of NZ$116.6 million in the 2002 financial year. In addition to the NZ$99.6 million of asset write-downs recorded in the quarter ended 30 June 2002, the full year asset value adjustments included a NZ$17.0 million adjustment to bring the *Aratere* lease on-balance sheet at 1 July 2001 to reflect the change in accounting treatment from an operating lease to a finance lease.

Reorganisation costs of NZ$45.1 million were incurred in the year as a result of the strategic change to the Company's operations initiated in the previous financial year. The costs include employee severance payments, staff relocation and recruitment following the move of the Company's head office to Auckland, planning and transition costs associated with the outsourcing contracts, costs of implementation of the intermodal transportation project and other change initiatives. A provision of NZ$7.9 million remains at 30 June 2002 to be utilised predominantly for employee severance payments arising from specific initiatives underway at balance date.

In the 2001 financial year, reorganisation costs of NZ$21.3 million were incurred and included redundancy costs associated with management change, relocation of certain marketing and corporate functions from Wellington to Auckland, business reengineering and one time costs incurred in the reconfiguration of *The Interisland Line* fleet.

The Company recorded an **Operating loss** for the 2002 financial year of NZ$70.8 million. On a comparable basis to the prior year, after excluding the gains realised on the sale of the Auckland Corridor and *Tranz Scenic* business, asset writedowns, accounting treatment changes, and reorganisation costs, the operating profit was NZ$23.9 million compared to NZ$45.2 million in the 2001 financial year.

Net interest expense and deferred financing costs amortisation for the 2002 financial year was NZ$28.4 million. The increase of NZ$5.5 million compared to the 2001 financial year, includes a NZ$9.5 million increase arising from the change in accounting treatment of the *Aratere* lease from an operating lease to a finance lease, offset by reduced interest costs following the retirement of debt from the proceeds of asset sales.

Tax expense of NZ$10.8 million compares to the tax credit of NZ$4.1 million in the prior period. In 2002, NZ$4.6 million resulted from assessable income in a subsidiary company against which tax losses were not available. The remaining NZ$6.2 million results from the recognition of a deferred tax liability due to a change in shareholder continuity during the year.

Equity earnings from the Company's investment in Australian Transport Network Limited (ATN), and Tranz Scenic 2001 Limited contributed a net loss of NZ$12.7 million for the 2002 financial year. The net loss included a share of associate companies' earnings of NZ$1.2 million, offset by a NZ$13.9 million write-down of the investment in ATN to market value. In the 2001 financial year, the Company's investment in ATN contributed NZ$0.5 million in equity earnings.

Shares of Tranz Rail Holdings Limited are publicly traded on the New Zealand Stock Exchange under the symbol TRH. The Company's listing on the NASDAQ National Market System under the symbol TNZR was terminated on 31 July 2002. The Company operates the only commercial railroad in New Zealand, offering an integrated network of rail, road, air and sea distribution and logistics management services that provides customers with transport solutions in the Australasian market place and passenger transport in New Zealand. Freight and passenger services utilise 3,900 route kilometres (2,400 route miles) of track, approximately 145 mainline locomotives, 4,300 wagons (freight cars), 68 carriages (passenger railcars), 154 self propelled passenger railcars, 3,500 shipping containers, two roll-on roll-off ferries and one fast ferry between the North and South Islands. The Company holds a 50% equity interest in Tranz Scenic 2001 Limited which operates long distance rail passenger services in New Zealand utilising approximately 24 locomotives, 92 carriages (passenger railcars) and 6 self propelled passenger railcars. The Company also holds a 27% equity interest in Australian Transport Network Limited which operates in Victoria and New South Wales and provides freight services in Tasmania, Australia, utilising 891 route kilometres (555 route miles) of track, approximately 50 locomotives and 700 wagons (freight cars). (http://www.tranzrail.co.nz)

Contact : Wayne Collins
Chief Financial Officer
Domestic: 09 270 5046
International: +64 9 270 5046
Facsimile: +64 9 270 5039

TRANZ RAIL HOLDINGS LIMITED
(TRH:NZSE)

	Quarter Ended 30 June 2002 (unaudited) (NZ GAAP) 2002	2001
NEW ZEALAND DOLLARS		
(in millions except per share data)		
Total Revenue	147.0	151.6
Total Operating Costs	268.0	146.9
Operating (Loss) / Profit	(121.0)	4.7
Net Loss	(146.9)	(0.8)
Average Ordinary Shares outstanding (diluted) (in thousands)	126,660	133,000
Earnings per Ordinary Share (diluted)	$(1.16)	$(0.01)

	Quarter Ended 30 June 2002 (unaudited) (NZ GAAP) 2002 (b)	2001 (b)
UNITED STATES DOLLARS		
(in millions except per ADS data)		
Total Revenue	68.1	62.8
Total Operating Costs	124.2	60.9
Operating Profit	(56.1)	1.9
Net Loss	(68.1)	(0.3)
Average American Depositary Share equivalents outstanding (diluted) (in thousands) (a)	42,220	44,333
Earnings per American Depositary Share equivalent (diluted) (a)	$(1.61)	$(0.01)

(a) One American Depositary Share (ADS) represents three ordinary shares.
(b) New Zealand dollar amounts have been translated into US dollars for convenience at the average daily rate of NZ$1.00 = US$0.4633 and NZ$1.00 = US$0.4144 for the quarter ended 30 June 2002 and 30 June 2001, respectively, based on the noon buying rate for New Zealand dollars as reported by the Federal Reserve Bank of New York.

TRANZ RAIL HOLDINGS LIMITED
(TRH:NZSE)

	12 Months Ended 30 June 2002 (Audited) (NZ GAAP) 2002	2001
NEW ZEALAND DOLLARS		
(in millions except per share data)		
Total Revenue	665.9	628.4
Total Operating Costs	736.7	604.5
Operating (Loss) / Profit	(70.8)	23.9
Net (Loss) / Profit	(122.7)	5.6
Average Ordinary Shares outstanding (diluted) (in thousands)	126,293	130,308
Earnings per Ordinary Share (diluted)	$(0.97)	$0.04

	12 Months Ended 30 June 2002 (Audited) (NZ GAAP) 2002 (b)	2001 (b)
UNITED STATES DOLLARS		
(in millions except per ADS data)		
Total Revenue	287.2	266.5
Total Operating Costs	317.7	256.4
Operating (Loss) / Profit	(30.5)	10.1
Net (Loss) / Profit	(52.9)	2.4
Average American Depositary Share equivalents outstanding (diluted) (in thousands) (a)	42,098	43,436
Earnings per American Depositary Share equivalent (diluted) (a)	$(1.26)	$0.05

(a) One American Depositary Share (ADS) represents three ordinary shares.

(b) New Zealand dollar amounts have been translated into US dollars for convenience at the average daily rate of NZ$1.00 = US$0.4313 and NZ$1.00 = US$0.4241 for the 12 months ended 30 June 2002 and 30 June 2001, respectively, based on the noon buying rate for New Zealand dollars as reported by the Federal Reserve Bank of New York.

TRANZ RAIL

Michael Beard – Opening Remarks to Tranz Rail Result Announcement

Good afternoon and thanks for joining us to discuss our 2002 Annual Result.

It's a result that contains no surprises. We flagged much of the content of today's briefing on July 23 – indeed today's numbers are at the more favourable end of the predictions provided at that time.

As we said in July, don't judge us on today's results. Judge us on our results going forward and on meeting our targets.

We are on target for our 2003 first quarter financial result. We have provided the market with ongoing quarterly targets that we expect to meet. Only when this time has passed can you effectively give a verdict on our restructured operation.

Why? Because we have said repeatedly that the full pay-off from our radical re-engineering would not come into effect until the 2003 financial year and we clear the balance sheet of the costs associated with the change process.

It is significant change. We are moving away from an unsustainable, old model.

That was a model that:
- Failed to generate positive cash flow
- Had a very poor safety record
- Had a run to failure maintenance philosophy
- Ran trains at less than 40% on-time performance
- Had IT systems that couldn't even track our customers' freight
- Had financial systems that couldn't track train/customer profitability

Clearly that model was not sustainable for Tranz Rail or customers and is in marked contrast to our current position where we are:
- Focusing on preventative maintenance
- Running trains at 80% plus on-time performance
- Building IT and financial systems that fit Tranz Rail and customer needs
- Improving our safety record
- Generating positive cash flows

Clearly we are not yet where we need to be. But those simple changes I have just outlined is evidence of our improving performance.

That message could not be any clearer. Yet in the past few weeks Tranz Rail has been subjected to a series of hasty, ill-informed judgements about our company.

These are judgements based on self-interest. Let's be perfectly clear on where they are coming from.

First there are the ideologues that still cannot accept a 10-year old decision to sell rail into private ownership. The facts are that it is, and our operations need to be conducted accordingly.
Then there are the local politicians in Wellington. They're faced with a decision they don't all agree with to buy the Tranz Metro network. Their main concern is a ratepayer backlash and their intent is to minimise the purchase price.

Our message to them is that our responsibility is to our shareholders, not to their ratepayers. Tranz Rail will negotiate a fair price for the sale of Tranz Metro.

Then we have two or three significant customers who are dressing up discussions about price and service as an issue about track ownership and access.

Our message to them is clear. They are paying 30% to 50% less for our services than they were five years ago. Regardless of track ownership these prices do not cover the cost of operation. We need to work with them to find an economically sustainable basis for ongoing service.

Price negotiations are always a rigorous affair. They are not resolved by mounting lobbies. They are resolved in one-to-one negotiations.

And one of the points we're making is that rail is a cheaper, environmentally cleaner and safer option than roading alternatives.

Government has recognised that and we are working with it to make sure those advantages for rail play a greater role in New Zealand's future land transport policy.

As a company we face a number of challenges.

Some are the result of history. Some are the result of our restructure and the associated tidying up of our balance sheet.

Some challenges we were aware of and we have solutions in place. Some have been precipitated by events that occur in the normal course of business.

For example our five-year $250 million debt facility is up for renewal and we are currently negotiating with the lenders on a new arrangement.

We also have a ratings review due and we believe S&P will make an announcement in that regard tomorrow. That review may trigger other events and we have plans to cover the various scenarios that may arise.

The Board will consider all available measures including realignment of its debt facilities both in the short and long term and raising of new equity if appropriate. At this point the Board has made no firm decisions as to which avenue provides the best solution as it needs to know the outcome of certain contingent events.

In reaching that decision the Board will take into account the following:

- The need for financial flexibility particularly in the short term
- The current negotiations in regard to Tranz Metro

- The company's negotiations as to terms and conditions with its lenders in regard to renewal of its facilities
- The position of the Aratere Lease Letter of Credit requirements

We have just completed a restructuring on a scale that few New Zealand companies would contemplate or attempt.

It's taking somewhat longer than expected but it ***is*** bringing results.

Our on-time statistics, service failure statistics and lost time injury and safety statistics have all made significant and in some cases dramatic improvements in the past 12-18 months.

Our reliability and quality of service is encouraging significant freight onto the network. In the last monht, two major shipping lines recently committed to large-scale freight movements with Tranz Rail.

Our network efficiency is improving. In the past year we carried record amounts of dairy products, and record numbers of containers to the Port of Tauranga. We have also set record coal tonnage marks in two of the past five months.

These are no mean achievements. They gave us the courage to stand before the financial community at the end of July and present an unprecedented level of transparency about our operations and forward forecasts.

We are prepared to be judged on our ability to meet those targets.

But we must have time to meet those targets.

As I stated earlier we are right on target to meet our first quarter predictions.

More important to judging our success will be our performance in quarters two and three, traditionally our highest performing periods.

Those quarters are some time away. But if you want to accurately judge Tranz Rail by basing that judgement on fact rather than speculation, time must be given.

Hasty conclusions and analysis is futile, as is speculation about what we will do, or won't do.

We have plans for the various issues that we are facing. They will be actioned as each scenario becomes clear – that is the prudent and appropriate response.
Tranz Rail is a vital part of the New Zealand land transport network.

But the historical model of Tranz Rail was one that was headed for the scrap heap - it was not sustainable.

We have a new model that given time to perform and time to be judged will bring a successful, sustainable future.

That future will see Tranz Rail remain as a New Zealand icon company.

Thank you.

TRANZ RAIL

TRANZ RAIL HOLDINGS LIMITED

PRESS BRIEFING
12 September 2002

YEAR ENDED - 30 June 2002

TRANZ RAIL

Comments On Operations for Quarter Ended 30 June 2002

- Operating loss before reorganisation costs, abnormal gains and write downs $2.9 million; (2001: $9.5 million profit)
- Freight revenue $110.0 million down $3.4 million (3%). Volumes down due to:
  - Forestry rationalisation and losses due to strategy to exit low margin traffic
  - Manufactured and fertiliser revenue down in the domestic sector
  - Offset by Coal revenue up due to increased exports and domestic demand
- Passenger revenue $26.8 million down $5.1 million (16%) due to sale of Tranz Scenic business (approx $5 million)
- Operating costs $149.9 million, up $7.8 million (5.5%) due to:
  - Comparative quarter release of provision on derailments $2.1 million,
  - Comparative quarter credit cost reclassification for Interisland fleet reconfiguration to restructuring costs
  - Increased contractor costs $1.6 million due to increased road movements due to ITP (Containerisation).
  - Also some increased costs due to transition to outsourcing providers in the labour cost category.
- Reclassification of labour, materials and some fuel costs to purchased services as some of these costs are now picked up under outsourcing costs in purchased services
- Net profit/(loss): $146.9 million loss; (2001: $0.8 million loss)

Net Profit (Fourth Quarter 2002 Fiscal Year)

	Jun-02 $M	Jun-01 $M	Change $M
REVENUE			
Freight	110.0	113.4	(3.4)
Passenger	26.8	31.9	(5.1)
Miscellaneous	10.2	6.3	3.9
Abnormal revenue	-	-	-
Total revenue	**147.0**	**151.6**	**(4.6)**
Operating expenses	149.9	142.1	(7.8)
Abnormal expenses	18.5	4.8	(13.7)
Asset Write Downs	99.6	-	(99.6)
Total expenses	**268.0**	**146.9**	**(121.1)**
Operating profit (before abnormals)	**(2.9)**	**9.5**	**(12.4)**
Operating profit (after abnormals)	**(121.0)**	**4.7**	**(125.7)**
Interest expenses	(6.2)	(5.6)	(0.6)
Tax credit/(charge)	(6.2)	-	(6.2)
Net profit after tax	**(133.4)**	**(0.9)**	**(132.5)**
Associate Equity Income	(13.5)	0.1	(13.6)
NET INCOME	**(146.9)**	**(0.8)**	**(146.1)**

Revenue (Fourth Quarter 2002 Fiscal Year)

	2002 $M	2001 $M	Change $M	%
Freight revenue				
- Agricultural & food	41.5	41.8	(0.3)	(0.7%)
- Forestry	12.9	17.1	(4.2)	(24.6%)
- Manufactured	11.8	16.8	(5.0)	(29.8%)
- Coal	9.7	7.0	2.7	38.6%
- Fertiliser, minerals & aggregates	2.6	4.2	(1.6)	(38.1%)
- Other freight	31.5	26.5	5.0	18.9%
	110.0	113.4	(3.4)	(3.0%)
Passenger revenue	26.8	31.9	(5.1)	(16.0%)
Miscellaneous revenue	10.2	6.3	3.9	61.9%
TOTAL REVENUE	**147.0**	**151.6**	**(4.6)**	**(3.0%)**

Costs (Fourth Quarter 2002 Fiscal Year)

	2002 $M	2001 $M	Change $M	%
Labour & related	43.6	50.8	7.2	14.2%
Purchased services	30.0	10.4	(19.6)	(188.5%)
Lease & rental	17.4	16.2	(1.2)	(7.4%)
Contractor	16.6	15.0	(1.6)	(10.7%)
Depreciation	12.5	12.9	0.4	3.1%
Fuel & traction electricity	11.9	15.8	3.9	24.7%
Materials & supplies	3.9	7.8	3.9	50.0%
Casualties & insurance	3.5	1.3	(2.2)	(169.2%)
Other expenses	10.5	11.9	1.4	11.8%
Operating costs	**149.9**	**142.1**	**(7.8)**	**(5.5%)**
Reorganisation costs	18.5	4.8	(13.7)	(285.4%)
Asset write downs	99.6	-	(99.6)	(100.0%)
Total costs	**268.0**	**146.9**	**(121.1)**	**(82.4%)**

TRANZ RAIL

Summary Comments On Operations For The Year to June 2002

- Operating profit before reorganisation $26.8 million; (2001: $45.2 million profit)
- Freight revenue $434.6 million down $28.9 million (6%). Freight revenue down due to:
  - Volume losses in Forestry sectors and manufacturing sector due to rationalisation
  - Volume increase in Coal together with increase in other freight
- Passenger revenue $139.4 million down $4.5 million (3%).
  - Tranz Scenic revenue lost due to Tranz Scenic sale $14.5 M
  - Interisland passenger revenue up $10 million
- Abnormal revenue includes gain on sale of Auckland Corridor of $58.3 million and gain on sale of Tranz Scenic of $5.8 million (half of full gain on sale of that business)
- Direct cost of change of $45.1 million, includes redundancy and outsourcing costs. Operating costs $575.0 million down $8.2 million (1.4% down) due to:
  - Decreased fuel prices, sale of Tranz Scenic, and Aratere on balance sheet treatment
  - Partially offset by increased costs resulting from all year round fast ferry.
- Asset write downs of $116.6 million for fixed assets, goodwill and inventory
- Write down of investment in ATN through equity profit line
- Net profit/(loss): $122.7 million loss; 2001: $5.6 million profit
- Capex contained to around $50 million for third year

Net Profit (Year Ended 30 June 2002)

	Year Jun-02 $M	Year Jun-01 $M	Change $M
REVENUE			
Freight	434.6	463.5	(28.9)
Passenger	139.4	143.9	(4.5)
Miscellaneous	27.8	21.0	6.8
Abnormal revenue	64.1	-	64.1
Total revenue	**665.9**	**628.4**	**37.5**
Operating expenses	575.0	583.2	8.2
Abnormal expenses	45.1	21.3	(23.8)
Asset write downs	116.6	-	(116.6)
Total expenses	**736.7**	**604.5**	**(132.2)**
Operating profit (before abnormals)	**26.8**	**45.2**	**(18.4)**
Operating profit (after abnormals)	**(70.8)**	**23.9**	**(94.7)**
Interest expenses	(28.4)	(22.9)	(5.5)
Tax credit/(charge)	(10.8)	4.1	(14.9)
Net profit after tax	**(110.0)**	**5.1**	**(115.1)**
Associate equity income	(12.7)	0.5	(13.2)
NET INCOME	**(122.7)**	**5.6**	**(128.3)**

Revenue (Year Ended 30 June 2002)

	2002 $M	2001 $M	Change $M	%
Freight revenue				
- Agricultural & food	163.8	165.1	(1.3)	(0.8%)
- Manufactured	61.3	71.5	(10.2)	(14.3%)
- Forestry	54.0	73.0	(19.0)	(26.0%)
- Coal	35.8	32.6	3.2	9.8%
- Fertiliser, minerals & aggregates	11.4	17.1	(5.7)	(33.3%)
- Other freight	108.3	104.2	4.1	3.9%
	434.6	463.5	(28.9)	(6.2%)
Passenger revenue	139.4	143.9	(4.5)	(3.1%)
Miscellaneous revenue	27.8	21.0	6.8	32.4%
Abnormal revenue	64.1	-	64.1	100.0%
TOTAL REVENUE	**665.9**	**628.4**	**37.5**	**6.0%**

Costs (Year Ended 30 June 2002)

	2002 $M	2001 $M	Change $M	%
Labour & related	190.7	206.5	15.8	7.7%
Purchased services	67.7	45.6	(22.1)	(48.5%)
Lease & rental	65.4	60.3	(5.1)	(8.5%)
Contractor	63.2	62.4	(0.8)	(1.3%)
Fuel & traction electricity	58.6	68.7	10.1	14.7%
Depreciation	52.7	50.9	(1.8)	(3.5%)
Materials & supplies	25.6	31.1	5.5	17.7%
Casualties & insurance	10.9	15.5	4.6	29.7%
Other expenses	40.2	42.2	2.0	4.7%
Operating costs	**575.0**	**583.2**	**8.2**	**1.4%**
Reorganisation costs	45.1	21.3	(23.8)	(111.7)%
Asset write downs	116.6	-	(116.6)	100.0%
Total costs	**736.7**	**604.5**	**(132.2)**	**(21.9%)**

Group Cash Statement Verses July 23 Forecast

(Year Ended 30 June 2002)

	2001/02 Actual $M	2001/02 Forecast $M
Freight	434.6	433.5
Passenger	139.4	139.6
Miscellaneous	27.8	23.6
Total revenue	**601.8**	**596.7**
Labour & related	190.7	189.8
Fuel & traction electricity	58.6	58.6
Materials & supplies	25.6	26.2
Other costs	247.4	243.7
Total costs excluding depreciation	**522.3**	**518.3**
EBITDA	**79.5**	**78.4**
Depreciation	52.7	52.4
EBIT	**26.8**	**26.0**
Abnormals	(45.2)	(40.3)
Interest	(26.3)	(25.2)
Working capital	(4.3)	(16.2)
Depreciation	52.7	52.4
Deferred gain rolling stock lease	(4.9)	(4.9)
Amortisation of rolling stock lease return payment	-	-
Tax	(4.6)	(4.6)
Capex	(54.5)	(53.4)
Cash flow before asset sales	**(60.3)**	**(66.2)**
Asset sales	152.4	158.9
Cashflow after asset sales	**92.1**	**92.7**

Asset Write Downs Summary

- Accounting not economic effects
- Surplus / obsolete / unidentified / value
  - fixed assets
  - inventory
  - investments
  - goodwill
  - tax
- Lease accounting critically evaluated
  - Aratere on balance sheet
  - Rolling stock lease - operating lease
- No writedown of track assets

TRANZ RAIL

Financial Impact Of Asset Write Downs and Accounting Treatment Changes

	$M
TLI goodwill	11.6
Inventory	17.3
Fixed assets	61.9
Aratere	17.0
Rolling stock lease (residual payment)	8.8
Impact on net profit before tax	116.6
Deferred tax	6.2
ATN	13.9
Total impact on net surplus of write downs	**136.7**
Effect of accounting treatment change	**6.6**
Total financial impact	**143.3**

APPENDIX I (Rule 10.4)

PRELIMINARY FULL YEAR REPORT ANNOUNCEMENT

TRANZ RAIL HOLDINGS LIMITED

For Full Year Ended: 30 JUNE 2002

(referred to in this report as the "current full year")

Preliminary full year report on consolidated results (including the results for the previous corresponding full year) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates (see Note (X) attached) and is based on audited accounts. If the report is based on audited accounts, any qualification made by the auditor is to be attached.

The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.

(PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM)	CONSOLIDATED OPERATING STATEMENT		
1. OPERATING REVENUE	Current full year $NZ'000	Up/ (Down) %	Previous corresponding full year $NZ'000
(a) Sales revenue	601,825	(4.2%)	628,427
(b) Other revenue	-		-
(c) Total operating revenue	601,825		628,427
2(a) OPERATING SURPLUS (DEFICIT) BEFORE UNUSUAL ITEMS AND TAX	(1,607)		22,259
(b) Unusual items for separate disclosure	(97,609)		21,289
(c) OPERATING SURPLUS (DEFICIT) BEFORE TAX	(99,216)	(10,328%)	970
(d) Less tax on operating profit	(10,782)		4,054
(e) Operating surplus (deficit) after tax but before minority interests	(109,998)		5,024
(f) Less minority interests	-		-
(g) Equity earnings (detail in item 19 below)	(12,707)		539
(h) OPERATING SURPLUS (DEFICIT) AFTER TAX ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER	(122,705)	(2,305%)	5,563
3(a) Extraordinary Items after tax (detail in 6(a)below)	-		-
(b) Less Minority Interests	-		-
(c) Extraordinary items after tax attributable to Members of the Listed Issuer	-		-
4(a) TOTAL OPERATING SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX (2(e) + 2(g) + 3(a) ABOVE)	(122,705)		5,563
(b) Operating Surplus (Deficit) and Extraordinary Items after Tax attributable to Minority Interests (Items 2(f) + 3(b) above)	-		-
(c) OPERATING SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER (2(h) + 3(c) ABOVE)	(122,705)	(2,305%)	5,563

5. DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR FULL YEAR

 # Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported surplus

	CONSOLIDATED	
	Current full year $NZ'000	Previous Corresponding full year $NZ'000
(a) Interest revenue included in Item 2(c) above	580	155
(b) # Interest revenue included in 5(a) above but not yet received	315	-
(c) Interest expense included in Item 2(c)above (include all forms of interest, lease finance charges, etc.)	27,543	21,618
(d) # Interest costs excluded from 5(c) above and capitalised in asset values	-	-
(e) # Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	-	-
(f) Depreciation including all forms of amortisation and writing down of property/investment	150,237	52,386
(g) Write-off of intangibles	11,602	-
(h) Unrealised changes in value of investments	-	-

6.(a) UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP

	GROUP - CURRENT HALF YEAR		
DETAILS AND COMMENTS	Before tax $NZ'000	Related income tax $NZ'000	After Tax $NZ'000
Unusual Items - item 2(b) above			
■ Gain on sale of Auckland Corridor	58,305	-	58,305
■ Gain on sale of Tranz Scenic	5,775	-	5,775
■ Reorganisation costs	(45,097)	-	(45,097)
■ Asset value adjustments:			
➢ Write down in value of fixed assets	(61,918)	-	(61,918)
➢ Write down in value of inventory	(17,299)	-	(17,299)
➢ Adjustment to bring Aratere lease on-balance sheet	(16,975)	-	(16,975)
➢ Write down in value of goodwill	(11,602)	-	(11,602)
➢ Rolling stock lease return payment accrual	(8,798)	-	(8,798)
Total Unusual items	(97,609)	-	(97,609)
Extraordinary Items - item 3(a) above			
Total extraordinary items	Nil	Nil	Nil

6.(b) COMMENTS BY DIRECTORS If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

i. Material factors affecting the revenues and expenses of the group for the current full year

Gain on sale of Auckland Corridor
In December 2001, the Group partially surrendered the Core Lease and sold certain Auckland network assets to the Crown, principally comprising: the portion of the North Auckland line between Westfield and Swanson; the North Island main trunk line between Pukekohe and Auckland Station, Beach Road; the Onehunga branch; the Newmarket branch; but excluding certain assets retained by the Group.

The lease and infrastructure assets were sold for $81 million, and the Group recognised a gain on the sale of $58,305,000 in the current year.

Under the terms of the sale, the Group will continue to operate passenger services in the Auckland region under the existing contract until at least 30 June 2003. The Group has also retained responsibility for train control and track infrastructure maintenance, in return for an annual contribution to the Group of $2.85 million commencing 1 July 2003. Furthermore, the Crown has an option to purchase the Tranz Metro Auckland commuter trains which expires on 24 December 2002, and an option to purchase an additional section of track (between Swanson and Helensville) which expires on 13 May 2011. Where applicable, assets subject to option have been written down to the option sale value.

Gain on sale of Tranz Scenic business

In December 2001, the Group sold its long distance rail passenger business, Tranz Scenic, for $33 million, and recognised a gain on the sale of $5,775,000 in the current year. The Group has recognised only half of the gain on sale of the Tranz Scenic business because it has retained a 50% equity interest in the new holding and operating company, Tranz Scenic 2001 Limited.

Write-down in value of fixed assets

The directors have reviewed the carrying value of fixed assets following a number of operational changes as part of implementing the Strategic Plan in the current year including the outsourcing of engineering functions being track, motive power and wagon maintenance, the introduction of the Intermodal Transformation Project (ITP), and a reduction to the ongoing fleet requirements of the Group. As a result, a number of assets have been identified as either obsolete or surplus to requirements and a write-down in the value of fixed assets of $61,918,000 was recorded at 30 June 2002. This represents the value of certain unrefurbished assets, certain locomotives and wagons that do not form part of the Group's operational requirements, and certain IT expenditure that was closely aligned to the Group's engineering requirements.

Write-down in value of inventory

The directors have reviewed the carrying value of inventory, which mostly comprises asset spare parts inventory, in view of operation changes in the current year as noted above. A significant amount of inventory was sold at the time engineering functions were outsourced which established market prices for specialised asset component parts. The Group retained certain spare parts inventory items that were considered by the outsource service providers to be surplus to their requirements. Additionally, with the implementation of ITP, certain spare parts inventory is now considered to be surplus to requirements.

The value of inventory affected was written down to residual value, which resulted in a write-off of $17,299,000.

Adjustment to bring Aratere lease on-balance sheet

During the 2002 financial year, the directors reviewed the appropriateness of the accounting treatment of its lease of The Interisland Line vessel, Aratere. The Group has guaranteed a residual value of the vessel at the end of the lease and, following the receipt of information on the value of the vessel that was not previously available, the directors now believe that it is appropriate to account for the Aratere lease as a finance lease. In prior years, the lease has been accounted for as an operating lease.

As an operating lease, the vessel and the loan were previously accounted for off-balance sheet. By changing the accounting classification to a finance lease, the Group has recognised the vessel within fixed assets and recorded the finance lease liability within term liabilities. This change in accounting treatment has been included in the current year's financial statements with effect from 1 July 2001.

The net effect on the 2002 financial result of changing the classification of the Aratere lease from an operating lease to a finance lease is $23,581,000 comprising:

- an adjustment of $16,975,000 to bring the lease on-balance sheet at 1 July 2001, representing the difference between Lease and Rental Costs charged when the lease was accounted for as an operating lease, and the Depreciation and Interest Expense that would have been charged had the lease been accounted for as a finance lease from inception;
- reduced Lease and Rental Costs of $5,549,000; and
- increased Depreciation and Interest Expense of $2,647,000 and $9,508,000 respectively.

The deferred gain on the sale and leaseback of the vessel, which was previously netted against Lease and Rental Costs, will continue to be amortised over the term of the lease but will now be netted against Depreciation expense.

Write-down in value of goodwill

In accordance with the Group's accounting policy, the directors completed an impairment review of the value of goodwill recorded in relation to the acquisition of Tranz Link International Pty Limited in 1998. The projected earnings of this business have fallen below the initial expectations when the business was acquired. Expected synergies previously captured in the value of goodwill are unlikely to be realised as the Group is no longer pursuing an expansion of its operations into Australia. Therefore, the directors believe that it is prudent to record the value of Tranz Link International Pty Limited at its net asset value, and the book value of goodwill ($11,602,000) has been written off at 30 June 2002.

Rolling stock lease return payment accrual

During the 2002 financial year, the directors reviewed the appropriateness of the accounting treatment of its rolling stock lease. This review reconfirmed that it is appropriate for the Company to continue to account for the lease as an operating lease. At the end of the lease (19 December 2008), the Company has the option to purchase the leased equipment for US$25.2 million or to return the equipment to the lessor and make a return payment of US$9.3 million. In prior years, no accrual for the return payment was made since the Company had not decided whether to purchase or return the equipment at the end of the lease. Whilst the Company has still not decided whether to purchase or return the equipment at the end of the lease, the directors have decided to adopt a more conservative treatment in accounting for the lease and accrue the return payment over the term of the lease. Accordingly, an accrual of NZ$8,798,000 was made at 30 June 2002 representing approximately 46% of the return payment, being an equivalent portion of the lease term that had expired at 30 June 2002. Of this amount, NZ$7,208,000 relates to prior financial years and NZ$1,590,000 relates to the 2002 financial year. The balance of the return payment will be accrued on a straight-line basis over the remaining period of the lease.

Reorganisation costs
Operating costs include significant direct and indirect reorganisation costs associated with the change programme.

During the year, the Group incurred direct costs of $45,097,000 (including a provision of $7,878,000) as a result of a strategic change to the Group's operations that commenced in the 2000 financial year. This includes employee severance payments, planning and transition costs associated with outsourcing the reservations call centre and engineering functions including motive power, wagon and track infrastructure maintenance. Costs also include staff relocation and recruitment following the move of the Group's head office to Auckland in the prior year, costs associated with the implementation of the intermodal transformation project, transition costs, corporate restructure, staff severance payments resulting from change initiatives, and other change costs.

Comparatives
Certain comparative information has been reclassified to correspond with the current year presentation.

ii Significant trends or events since end of current full year

On 31 July 2002, Tranz Rail Holdings Ltd de-registered from The Nasdaq Stock Market (NASDAQ) in the United States of America, and its American Depositary Receipt (ADR) programme was cancelled on 2 August 2002. Each ADR represented three Tranz Rail Holdings Ltd ordinary shares.

There have been no other material events subsequent to 30 June 2002.

iii. Changes in accounting policies since last Annual Report and/ or last Half Yearly Report to be disclosed

There have been no material changes in accounting policies. All policies have been applied on a basis consistent with prior years.

The directors have reviewed the appropriateness of the application of the Group's accounting policy in relation to the lease of The Interisland Line vessel, Aratere. With effect from 1 July 2001, the Aratere lease has been accounted for as a finance lease; in the prior year, the lease was accounted for as an operating lease. The effect of changing the classification of the lease has been accounted for in the 2002 financial year.

7. EARNINGS PER SECURITY

Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share

	CONSOLIDATED	
	Current full year Cents	Previous corresponding full year Cents
(a) Basic EPS	(101)	5
(b) Diluted EPS (if materially different from (a))	(97)	4

8.(a) MATERIAL ACQUISITIONS OF SUBSIDIARIES (see Note (VII) attached):

(i) Name of subsidiary or group of subsidiaries. Nil

(ii) Contribution to consolidated surplus(deficit) and extraordinary items after tax

(iii) Date from which such contribution has been calculated.

(iv) Operating surplus(deficit) and extraordinary items after tax of the subsidiary for the previous corresponding half year/full year

(b) MATERIAL DISPOSALS OF SUBSIDIARIES (see Note (VII) attached):

(i) Name of subsidiary or group of subsidiaries. Nil

(ii) Contribution to consolidated operating surplus(deficit) and extraordinary items after tax from operation of subsidiary.

(iii) Date to which such contribution has been calculated.

(iv) Contribution to consolidated operating surplus(deficit) and extraordinary items after tax for the previous corresponding half year/full year

(v) Contribution to consolidated operating surplus(deficit) and extraordinary items from sale of subsidiary.

9. REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the full year report:

SEGMENTS

The Group operates a nation-wide transportation system in New Zealand and international freight forwarding services in Australia.

- Operating revenue:
  - Sales to customers outside the group
  - Intersegment sales
  - Unallocated revenue
- Total revenue (consolidated total equal to Item 1(c) above)
- Segment result
- Unallocated expenses
- Operating surplus after tax (before equity accounting) (Equal to Item 2(e) above)
- Segment assets
- Unallocated assets
- Total assets (Equal to Item 10(n) below)

STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY

(Note (VIII) attached has particular relevance for the preparation of this statement)

	CONSOLIDATED		
	At end of current full year $NZ'000	Previous Corresponding full year $NZ'000	If half yearly as shown in last Half Yearly Report $NZ'000
10. CURRENT ASSETS			
(a) Cash	3,986	1,530	
(b) Receivables	73,653	66,140	
(c) Investments	-	13,597	
(d) Inventories	21,274	26,760	
(e) Other	4,823	6,773	
(f) TOTAL CURRENT ASSETS	**103,736**	**114,800**	
NON-CURRENT ASSETS			
(g) Receivables			
(h) Investments	6,488	-	
(i) Inventories	-	-	
(j) Property, plant and equipment	754,008	799,426	
(k) Intangibles	-	13,169	
(l) Other	15,254	6,111	
(m) TOTAL NON-CURRENT ASSETS	**775,750**	**818,706**	
(n) TOTAL ASSETS	**879,486**	**933,506**	
11. CURRENT LIABILITIES			
(a) Accounts payable	115,380	101,205	
(b) Borrowings	84,647	23,666	
(c) Provisions	35,678	29,518	
(d) Other	10,807	7,540	
(e) TOTAL CURRENT LIABILITIES	**246,512**	**161,929**	
NON-CURRENT LIABILITIES			
(f) Accounts payable	-	-	
(g) Borrowings	219,358	252,951	
(h) Provisions	8,798	-	
(i) Other	60,850	53,528	
(j) TOTAL NON-CURRENT LIABILITIES	**289,006**	**306,479**	
(k) TOTAL LIABILITIES	**535,518**	**468,408**	
(l) NET ASSETS	**343,968**	**465,098**	
12. SHAREHOLDERS' EQUITY			
(a) Share capital	166,769	165,247	
(b) Reserves (i) Revaluation reserve	-	-	
(ii) Other reserves	1,248	1,195	
(c) Retained surplus (accumulated deficit)	175,951	298,656	
(d) SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY	343,968	465,098	
(e) Outside equity interests in subsidiaries	-	-	
(f) TOTAL SHAREHOLDERS' EQUITY	**343,968**	**465,098**	

STATEMENT OF CASH FLOWS FOR FULL YEAR

(See Note (IX) attached)	Current Full year $NZ'000	Previous Corresponding full year $NZ'000
13. CASH FLOWS RELATING TO OPERATING ACTIVITIES		
(a) Receipts from customers	581,105	628,322
(b) Interest received	132	24
(c) Dividends received	-	-
(d) Payment to suppliers and employees	(553,991)	(548,570)
(e) Interest paid	(26,266)	(21,956)
(f) Income taxes paid	(4,593)	-
(g) Other	-	-
(h) NET OPERATING CASH FLOWS	(3,613)	57,820
14. CASH FLOWS RELATED TO INVESTING ACTIVITIES		
(a) Cash proceeds from sale of property, plant and equipment	152,363	4,542
(b) Cash proceeds from sale of equity investments	-	-
(c) Loans repaid by other entities	-	-
(d) Cash paid for purchases of property, plant and equipment	(54,512)	(49,696)
(e) Interest paid - capitalised	-	-
(f) Cash paid for purchases of equity investments	-	(3,705)
(g) Loans to other entities	-	-
(h) Other	(2,145)	662
(i) NET INVESTING CASH FLOWS	**95,706**	**(48,197)**
15. CASH FLOWS RELATED TO FINANCING ACTIVITIES		
(a) Cash proceeds from issues of shares, options, etc.	1,522	443
(b) Borrowings	64,966	45,517
(c) Repayment of borrowings	(156,084)	(33,717)
(d) Dividends paid	-	(21,251)
(e) Other	-	-
(f) NET FINANCING CASH FLOWS	**(89,596)**	**(9,008)**
16. NET INCREASE (DECREASE) IN CASH HELD	2,497	615
(a) Cash at beginning of full year	1,530	897
(b) Exchange rate adjustments to Item 16(a) above	(41)	18
(c) CASH AT END OF FULL YEAR	3,986	1,530

17. NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

In December 2001, the Group sold its long distance rail passenger business, Tranz Scenic, to Tranz Scenic 2001 Limited for $33 million.

As part of the sale, the Group received cash proceeds of $22 million, acquired a 50% ($5 million) interest in the ordinary share capital of Tranz Scenic 2001 Limited, and $6 million in redeemable preference shares (RPS) issued by Tranz Scenic 2001 Limited. Proceeds received from the sale of the Tranz Scenic business ($22 million) have been included in the Statement of Cash Flows; the gross investment in Tranz Scenic 2001 Limited ($11 million) has been excluded from the Statement of Cash Flows.

18. RECONCILIATION OF CASH

For the purposes of the above statement of cash flows, cash includes:

Cash on hand and current accounts in banks net of bank overdrafts.

Cash at the end of the full year as shown in the statement of cash flows is reconciled to the related items in the accounts as follows:	Current Full Year $NZ'000	Previous corresponding Full Year $NZ'000
Cash on hand and at bank	3,986	1,530
Deposits at call	-	-
Bank Overdraft	-	-
Other (provide details)	-	-
TOTAL = CASH AT END OF FULL YEAR (item 16(c) above)	3,986	1,530

19. EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

Information attributable to the reporting group's share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP:8 Accounting for Business Combinations).

			EQUITY EARNINGS	
(i)	**GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES**		Current Full year $NZ'000	Previous corresponding full year $NZ'000
(a)	**OPERATING SURPLUS (DEFICIT) BEFORE TAX**		(12,540)	415
(b)	Plus tax credit/(charge)		(167)	124
(c)	**OPERATING SURPLUS (DEFICIT) AFTER TAX**		(12,707)	539
(d)	(i)	Extraordinary items (gross)	-	-
	(ii)	Less tax	-	-
	(iii)	Extraordinary items (net)	-	-
(e)	**OPERATING SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX**		(12,707)	539
(f)	Less dividends paid to group		-	-
(g)	**NET ADDITION TO (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS (ITEM 2(g) ABOVE)**		(12,707)	539

(ii) MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:

(a) The Group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of full year		Contribution to operating surplus(deficit) and extraordinary items after tax	
Equity accounted associated companies	Current full year	Previous corresponding full year	Current full year $NZ'000	Previous corresponding full year $NZ'000
			Equity Accounted	
Australian Transport Network Pty Limited	27%	27%	(12,795)	539
Tranz Scenic 2001 Limited	50%	-	88	-
Other material interests			Not Equity Accounted	
Nil	Nil	Nil	Nil	Nil

(b) INVESTMENTS IN ASSOCIATED COMPANIES

	Current full year $NZ'000	Previous Corresponding full year $NZ'000
Carrying value of investments in associated companies (CV)	6,488	13,597
Share of associated companies' retained profits and reserves not included in CV:		
Retained surplus		
Reserves		
Equity carrying value of investments	6,488	13,597

20. ISSUED AND QUOTED SECURITIES AT END OF CURRENT FULL YEAR

Category of Securities	Number Issued	Number Quoted	Paid-Up Value Cents
PREFERENCE SHARES:	Nil	Nil	Nil
Issued during current full year	Nil	Nil	Nil
ORDINARY SHARES	120,794,079	120,794,079	Fully Paid
Issue of new shares upon exercise of options	330,042	330,042	Fully Paid
Transfer from Restricted and Redeemable Restricted shares upon expiry of restriction period	393,928	393,928	Fully Paid
	121,518,049	121,518,049	Fully Paid
RESTRICTED SHARES			
Issued during current full year	476,417	-	Fully Paid
Transfer to ordinary shares upon expiry of restriction period	(272,228)	-	Fully Paid
	204,189	-	Fully Paid
REDEEMABLE RESTRICTED SHARES	8,123,045	-	5
Issued during current full year	1,200,000	-	Unpaid
Transfer to ordinary shares upon expiry of restriction period	(121,700)	-	
	9,201,345	-	
TOTAL SHARES ISSUED	130,923,583	121,518,049	

OPTIONS:

	Number	Exercise Price Cents	Expiry Date
	80,000	619	7 May 2006
	80,000	712	7 May 2006
	80,000	817	7 May 2006
	80,000	941	7 May 2006
	80,000	1083	7 May 2006
	300,000	818	20 February 2007
	792,736	600	19 February 2008
	100,000	627	15 April 2008
	13,535	321	21 October 2008
	786,041	372	23 December 2009
	5,000	339	2 March 2010
	790,000	267	8 May 2010
	400,000	750	28 June 2012

DEBENTURES - Totals only:	$ Nil	$ Nil
UNSECURED NOTES - Totals only:	$ Nil	$ Nil
OTHER SECURITIES	$ Nil	$ Nil

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

21. DIVIDEND: If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.

22. ANNUAL MEETING
(If full year report)

(a) To be held at **Bruce Mason Centre, Takapuna, Auckland**

(b) Date **18 November 2002** Time **2:00 pm**

(c) Approximate date of availability of Annual Report : **October 2002**

If this full year report was approved by resolution of the Board of Directors, please indicate date of meeting: .... 12 September 2002....................................

(date)

....12 September 2002..........................

(signed by) Authorised Officer of Listed Issuer (date)

NOTES

(Not to be faxed to Exchange)

(THESE NOTES ARE DEEMED TO FORM PART OF THIS FORM AND ARE FOR THE PURPOSES OF COMPLETING IT)

(I) EXPLANATION OF ITEMS 1, 2 AND 3 ABOVE

1 "Operating revenue" and "sales revenue" (or its equivalent) and "other revenue" are set out in accordance with generally accepted accounting practice.

1(b) "Other revenue" excludes extraordinary revenue items.

2(b) Unusual items for separate disclosure are non recurring items of revenue or expense that are material where separate disclosure is appropriate to fully explain the performance of the company during this period.

2(c) "Operating surplus (deficit) before tax" is before minority interests and extraordinary items, but is after interest on borrowings, depreciation and amortisation have been deducted.

2(d) This item refers to the total tax attributable to the amount shown in Item 2(c). Tax includes income tax but excludes taxes treated as operating expenses (e.g., Fringe Benefits tax).

3(a) "Extraordinary Items after tax" is as defined in FRS7

(II) COMPARATIVE FIGURES: Listed Issuers should not reopen the previous corresponding half year's/full year's accounts but, for comparative purposes, should notionally adjust the previous corresponding half year's/full year's figures where necessary so as to give a valid comparison between the previous corresponding half year's/full year's and this half year's/full year's figures. Where notional adjustment is made, a note to that effect should be included in the report to the Exchange.

(III) TAX EFFECT ACCOUNTING: Where tax effect accounting has been adopted in this half year/full year the previous corresponding half year's/full year's figures should be notionally adjusted on the same basis so as to give a valid comparison between the previous corresponding half year's/full year's and this half year's/full year's figures.

(IV) ADDITIONAL INFORMATION: Any Listed Issuer wishing to disclose further information regarding any matter is encouraged to do so and should provide it in the form of a note to be attached to this report. In addition, the necessity to provide the above information pursuant to the NZSE Listing Rules shall in no way inhibit Listed Issuers from issuing reports more frequently.

(V) ROUNDING OF FIGURES: The format of this report anticipates that Listed Issuers in normal circumstances will set out the information required to the nearest $1,000. However, provided the $NZ'000 headings are amended, Listed Issuers may report exact figures when this is considered appropriate.

(VI) INCOME TAX: Where the amount provided for income tax in this half year/full year report differs, or but for compensatory items would differ, by more than 15 per cent from the amount of income tax prima facie payable on the profit before tax, the Listed Issuer shall set forth an explanation in a note to this half year/full year report. The note shall state, inter alia, the major items responsible for the difference and the amounts of such items.

(VII) ITEM 8: ACQUISITION AND DISPOSALS OF SUBSIDIARIES: are required to be disclosed where they have a material effect on consolidated accounts. Without limiting the meaning of "material" in any way, details must be shown where the contribution for each subsidiary or group of subsidiaries acquired or disposed of during the current half year/full year increased or decreased the Listed Issuer's group operating surplus (deficit) and extraordinary items after tax by more than 10 per cent compared with the previous corresponding half year/full year.

(VIII) STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY

(a) THE FORMAT for this statement (as shown on page four) should be followed as closely as possible. However, additional items may be added where it is believed that greater clarity of exposition will be achieved, and banking institutions may substitute a clear liquidity ranking for the Current/Non-Current classification if they wish.

(b) COMPARATIVE FIGURES Where seasonal influences are pronounced, Listed Issuers may, if they wish, include figures from the previous half year (as well as those from the Annual Report) in the Statement of Assets, Liabilities and Shareholders' Equity.

(c) BASIS OF REVALUATIONS Where there have been material revaluations of non-current assets (including investments) since the last Annual Report, there shall be attached to this report a summary description of the basis of revaluation adopted. This description shall follow the requirements of SSAP:28: Accounting for Fixed Assets and SSAP:17: Accounting for Investment Properties and Properties Intended for Sale. Where the Listed Issuer has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required in this report.

(IX) STATEMENT OF CASH FLOWS: For definitions of "cash" and other terms used in this statement, refer to FRS-10: Statement of Cash Flows. Although Listed Issuers are requested to follow the format shown on the form as closely as possible, variations are permitted where directors believe that this form of presentation is inappropriate for the Listed Issuer and the format adopted is acceptable under the standard.

(X) STATEMENT BY LISTED ISSUER: If it has been stated in the preamble on page one that this half year/full year report does not give a true and fair view of the matters disclosed because of the required compliance with generally accepted accounting practice, the Listed Issuer shall attach a statement providing such information and explanations as will give a true and fair view of those matters.

TRANZ RAIL

Tranz Rail Holdings Limited
Tranz Rail Limited
Tranz Rail Finance Limited
Smales Farm
Cnr Taharoto & Northcote Roads
Takapuna
New Zealand
Direct Telephone: (+64-9) 270 5046
Confidential Fax: (+64-9) 270 5039
Email: wcollins@tranzrail.co.nz

Mailing Address:
Private Bag 92138
Auckland Mail Centre
New Zealand

Wayne Collins
Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on behalf by the undersigned, thereto duly authorized.

Tranz Rail Holdings Limited
(Registrant)

By: ______________________
WAYNE COLLINS
Chief Financial Officer

Date: **12 September 2002**